Exhibit 99.1

Bit Digital, Inc. Announces Third Quarter of Fiscal Year 2022 Financial Results

NEW YORK, December 7, 2022 /PRNewswire/ -- Bit Digital, Inc. (Nasdaq: BTBT) (the “Company”), a digital asset mining company headquartered in New York City, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Financial Highlights for the Third Quarter 2022

●	Bitcoin mining revenue was $9.1 million for the third quarter of 2022. Revenue from Ethereum mining was non-meaningful.

●	The Company had cash, cash equivalents and restricted cash of $33.6 million, and total liquidity (defined as cash equivalents and restricted cash, USDC and digital assets) of approximately $68.0 million, as of September 30, 2022. Total assets were $164.7 million as of September 30, 2022. Shareholders’ equity amounted to $158.2 million as of September 30, 2022.

●	Adjusted EBITDA[1] was $(4.3) million, or $0.05 loss per share for the three-month ended September 30, 2022.

Operational Highlights for the Third Quarter 2022

●	The Company earned 429.1 bitcoins during the quarter. Factors impacting production included the pace of the Company’s ongoing miner deployment program, and growth in the overall bitcoin network hash rate. The Company earned 0.5 ETH from proof-of-work mining during the quarter.

●	Treasury holdings of BTC and ETH were 943.1 and 5,261.8, with a fair market value of approximately $18.3 million and $7.0 million on September 30, 2022, respectively. The BTC equivalent[2] of our digital asset holdings as of September 30, 2022 (defined as if all ETH and USDC holdings were converted into BTC as of that date) was approximately 1,768.8 BTC.

●	The Company owned 38,032 bitcoin miners and 730 Ethereum miners as of September 30, 2022, with an estimated maximum total hash rate of 2.7 EH/s and 0.3 TH/s, respectively.

●	The Company’s active hash rate of its bitcoin mining fleet was approximately 1.35 EH/s as of September 30, 2022.

●	Approximately 79% of our fleet’s run-rate electricity consumption was generated from carbon-free energy sources as of September 30, 2022, compared to 69% as of June 30, 2022. These figures are based on data provided by our hosts, publicly available sources, and internal estimates, demonstrating our commitment to sustainable practices in the digital asset mining industry.

●	In the third quarter, the Company finalized an agreement for 5 megawatts of incremental hosting capacity to power its miners. The facility is located in Canada and primarily utilizes hydroelectric energy.

●	The Company sold 1,106 MicroBT Whatsminer M21S miners and 9 MicroBT Whatsminer M20S miners and wrote off 1 Innosilicon A10 series ETH miner during the nine months ended September 30, 2022.

●	Management believes that the Company has avoided most, if not all, operational exposure to the Compute North bankruptcy that commenced in September 2022.

●	The Company’s service agreement with Compute North, and ownership of two facilities hosting the Company’s miners, were transferred to a third party prior to the bankruptcy filing.

●	The Company is in process of confirming this counterparty is in receipt of all Company assets.

●	In the interim, as a precaution pending such confirmation, the Company has timely filed as an unsecured creditor of Compute North.

[1]	Adjusted EBITDA refers to earnings before interest expense, income tax expense and depreciation expense (“EBITDA”) adjusted to eliminate the effects of certain non-cash and / or non-recurring items.

[2]	“BTC equivalent” is a hypothetical illustration of the value of our digital asset portfolio in bitcoin terms. BTC equivalent is defined as if all non-BTC digital assets, comprised of ETH and USDC, were converted into BTC as of September 30, 2022 and added to our existing BTC balance. Conversion values are found using the closing price on coinmarketcap.com.

Management Commentary

“We are pleased to report that Bit Digital produced 429.0 bitcoin during the third quarter of 2022, representing sequential growth of over 115% over the second quarter. This growth highlights our continued progress as our active hash rate increased to 1.35 EH, compared to 0.75 EH at the end of June. We continue to work towards our goal of full fleet deployment; however, we will only seek to rack our miners if the economics present an acceptable return from doing so. We strive to maximize returns rather than growth for growth’s sake, and to avoid the pitfalls of unbridled expansion that have impaired several participants across the sector.

Our hosting portfolio expanded during the quarter with the addition of a new 5 MW hosting agreement with a provider in Canada at a location that is primarily hydro powered. Securing the most economic and ecofriendly hosting remains a top priority for the company. We are actively evaluating several new hosting opportunities and continue to strategically target smaller sites to minimize both site and counterparty risk.

The industry is currently negotiating significant macro headwinds as the price of bitcoin and other digital assets have come under pressure, helping to precipitate a series of negative events across the ecosystem. We are well positioned against this backdrop with a pristine balance sheet, no debt obligations, no capex or miner purchase obligations, and a healthy liquidity position. We ended the third quarter with $33.6 million in cash and restricted cash, $9.1 million of USDC and $25.3 million of digital assets, for total liquidity of $68.0 million. We remain focused on preserving the strength of our balance sheet, and note that our liquidity position provides flexibility to pursue strategic growth opportunities. We expect the opportunity set will only ripen over time as more mining equipment and companies are liquidated out of distress.

We are excited to announce that we have commenced Ethereum staking operations alongside our core bitcoin mining business. This diversification into an additional blue-chip digital asset ecosystem carries the goal of creating a new, predictable, and recurring stream of digital rewards. Combined, we believe bitcoin mining and ETH staking are complementary business lines that can enhance our overall margin and investment profile. Given our constructive outlook for both BTC and ETH, we believe this diversification is beneficial and see value in having the notional ETH position on our balance sheet compound over time. We believe that this strategy will ultimately maximize value for all stakeholders.”

About Bit Digital

Bit Digital, Inc. is a bitcoin mining company headquartered in New York City. Our mining operations are located in North America. For additional information, please contact ir@bit-digital.com or visit our website at www.bit-digital.com.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described under “Risk Factors” in Item 3.D of our most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2021. If any material risk was to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. Future changes in the network-wide mining difficulty rate or bitcoin hash rate may also materially affect the future performance of Bit Digital’s production of bitcoin. Our recently commenced Ethereum staking operations are subject to previously disclosed risks in a new industry. Actual operating results will vary depending on many factors including network difficulty rate, total hash rate of the network, the operations of our facilities, the status of our miners, and other factors. See “Safe Harbor Statement” below.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Bit Digital, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects,” or similar expressions, involving known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website at http://www.sec.gov. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Digital Asset Mining Business

We are a digital asset mining company with mining operations in the United States and Canada. We commenced our bitcoin mining business in February 2020. We commenced limited Ethereum mining operations in January 2022 and discontinued the operations by September 2022 due to Ethereum blockchain switching from proof-of-work (“PoW”) consensus mechanism to proof-of-stake (“PoS”) validation. Our mining operations, hosted by third party providers, use specialized computers, known as miners, to generate digital assets. Our miners use application specific integrated circuit (“ASIC”) chips. These chips enable the miners to apply high computational power, expressed as “hash rate”, to provide transaction verification services (generally known as “solving a block”) which helps support the blockchain. For every block added, the blockchain provides an award equal to a set number of digital assets per block. Miners with a greater hash rate generally have a higher chance of solving a block and receiving an award.

We operate our mining assets with the primary intent of accumulating digital assets which we may sell for fiat currency from time to time depending on market conditions and management’s determination of our cash flow needs, exchange for other digital or other assets. Our mining strategy has been to mine bitcoins as quickly and as many as possible given the fixed supply of bitcoins. In view of historically long delivery lead times to purchase miners from manufacturers like Bitmain Technologies Limited (“Bitmain”) and MicroBT Electronics Technology Co., Ltd (“MicroBT”), and other considerations, we may choose to acquire miners on the spot market, which can typically result in delivery within a few weeks.

We have signed services agreements with third party hosting partners in North America. These partners operate specialized mining data centers, where they install and operate our miners and provide IT consulting, maintenance, and repair work on-site for us. Our mining facilities in Texas and Nebraska were previously maintained by Compute North LLC prior to being transferred to a third party before Compute North’s bankruptcy filing. Our mining facility in Georgia is maintained by Core Scientific, Inc. Our mining facilities in New York are maintained by Blockfusion USA, Inc. (“Blockfusion”), Coinmint LLC (“Coinmint”) and Digihost Technologies Inc. (“Digihost”). Our mining facility in Canada is maintained by Blockbreakers Inc.

We are a sustainability-focused digital asset mining company. On June 24, 2021, we signed the Crypto Climate Accord, a private sector-led initiative that aims to decarbonize the crypto and blockchain sectors.

On December 7, 2021, we became a member of the Bitcoin Mining Council (“BMC”), joining MicroStrategy and other founding members to promote transparency, share best practices, and educate the public on the benefits of bitcoin and bitcoin mining.

Miner Deployments

During the three and nine months ended September 30, 2022, we continued to work with our hosting partners to deploy our miners in North America.

The Company signed a hash rate swap agreement with Riot Blockchain, Inc. (“Riot”) on June 9, 2022, and concurrently signed a new hosting agreement with Coinmint LLC (“Coinmint”). Under the hash rate swap agreement, the Company received an approximate aggregate of 0.625 EH/s of hash rate from Riot, in exchange for 0.500 EH/s. This premium was primarily designed to reflect the fact that Riot received miners from the Company that were “factory new,” whereas Riot delivered miners that had previously been in operation. The first tranche of the swap was delivered to the Company on June 17, 2022, and the final tranche was delivered on July 1, 2022. As of July 2, 2022, all of the Company’s newly-acquired miners were actively deployed at the Coinmint facility.

As of September 30, 2022, 36% of our currently-owned fleet, or 14,308 bitcoin miners representing 1.35 EH/s was deployed in North America.

As of December 31, 2021, 27.8% of our then currently-owned fleet, or 7,710 bitcoin miners representing 0.457 EH/s was deployed in North America.

Power and Hosting Overview

During the three and nine months ended September 30, 2022, our hosting partners continued to prepare sites to deliver our contracted hosting capacity, bringing additional power online for our miners.

The Company’s subsidiary, Bit Digital Canada, Inc., entered into a Mining Services Agreement (the “MSA”) effective June 1, 2022, for Blockbreakers, Inc. to provide five (5) MW of incremental hosting capacity at its facility in Canada. The facility utilizes an energy source that is primarily hydroelectric. The facility currently powers approximately 1,000 of the Company’s miners and is expected to accommodate up to 1,500 miners.

On June 7, 2022, we entered into a Master Mining Services Agreement (the “MMSA”) with Coinmint LLC (“Coinmint”), pursuant to which Coinmint will provide the required mining colocation services for a one-year period automatically renewing for three-month periods unless earlier terminated. The Company will pay Coinmint electricity costs, plus operating costs required to operate the Company’s mining equipment, as well as a performance fee equal to 27.5% of profit, subject to a ten percent (10%) reduction if Coinmint fails to provide Uptime of ninety-eight (98%) percent or better for any period. We are not privy to the emissions rate at the Coinmint facility or at any other hosting facility. However, the Coinmint facility operates in an upstate New York region that utilizes power that is reported to be 90% emissions-free as determined by the New York Independent System Operating, Inc. (“NYISO”) Report for 2022. As of September 30, 2022, Coinmint provided approximately 20 MW of capacity for our miners.

As of September 30, 2022, facilities formerly owned and operated by Compute North provided approximately 20 MW of capacity for our miners. Our overall contracted future hosting capacity with Compute North is approximately 48 MW. As previously announced, during the first quarter we signed a renewal hosting agreement extending the term of a prior agreement for an additional 5 years for approximately 6.5 MW of our total hosting capacity with Compute North. In April 2022, we amended and restated an additional existing hosting agreement for approximately 30 MW of our total hosting capacity with Compute North, to provide for deployment of our miners at a new site in Texas. The amendment did not materially change the total hosting capacity to be provided by Compute North. However, at this time, uncertainty exists regarding the timing and certainty of delivery of the additional capacity. In September 2022, Compute North filed for Chapter 11 in the U.S. Bankruptcy Court for the Southern District of Texas. We have been advised that our Master Agreement was fully assigned to a new third party prior to the bankruptcy filing and is not part of the bankruptcy proceedings. Compute North’s lender, Generate Capital, has taken ownership of two hosting facilities previously owned and operated by Compute North in Kearney, Nebraska, where the Company maintains miners, and Wolf Hollow, Texas, where the Company had contracted for additional capacity which has not been delivered. Nevertheless, as a precaution, we have filed a proof of claim in the bankruptcy court as an unsecured creditor of Compute North, while we continue to work to confirm that all of our assets have been transferred to Generate Capital. We do not believe that Generate Capital took control of Compute North’s site at Big Spring, Texas. A new third party is managing hosting operations at the Nebraska and Texas data centers as Generate Capital’s strategic operating partner. In any event, the Master Agreement provided for a security interest in our miners maintained at Compute North’s location. The Master Agreement permitted Compute North to file UCC1 Financing Statements to evidence such security interests. Compute North was permitted, at any time, to assign, transfer, delegate or subcontract any or all of its rights or obligations under the Master Agreement without the Company’s prior written consent. There were no bankruptcy provisions in the agreement and we maintain ownership of the approximately 7,628 miners previously hosted by Compute North.

In May 2022, our hosting partner Blockfusion USA, Inc. (“Blockfusion”) advised us that the substation at its Niagara Falls, NY facility was damaged by an explosion and fire, and power was cut off to approximately 2,515 of the Company’s bitcoin miners and approximately 710 ETH miners that had been operating at the site immediately prior to the incident. The explosion and fire are believed to have been caused by faulty equipment owned by the power utility. Blockfusion and the Company have entered into a common interest agreement to jointly pursue any claims evolving from the explosion and fire. Prior to the incident, our facility with Blockfusion in Niagara Falls, New York provided approximately 9.4 MW to power our miners. Power was restored to the facility in September 2022. However, we received a notice dated October 4, 2022, from the City of Niagara Falls, New York, which orders the cease and desist from any cryptocurrency mining or related operations at the facility until such time as Blockfusion complies with Section 1303.2.8 of the City of Niagara Falls Zoning Ordinance (the “Ordinance”), in addition to all other City ordinances and codes. Blockfusion has advised us that the Ordinance came into practical effect on October 1, 2022, following the expiration of a related moratorium on September 30, 2022. Blockfusion has further advised that it is preparing applications for new permits based on the Ordinance’s new standards and that the permits may take several months to process. Our management continues to monitor the situation.

Pursuant to the Mining Services Agreement between Bit Digital and Blockfusion dated August 25, 2021, Blockfusion represents, warrants and covenants that it “possesses, and will maintain, all licenses, registrations, authorizations and approvals required by any governmental agency, regulatory authority or other party necessary for it to operate its business and engage in the business relating to its provision of the Services.” On October 5, 2022, Bit Digital further advised Blockfusion that it expects it to comply with directives of the Notice.

In May 2022, our hosting partner Digihost Technology Inc. (“Digihost”) advised us that limited operations at its North Tonawanda plant would require 1,580 of the Company’s miners to temporarily go offline. As of the date of this report, power had been partially restored and Digihost continues diligent efforts to restore power in full. Our facilities with Digihost in North Tonawanda and Buffalo, NY are contracted to deliver an aggregate of 20 MW to power our mines upon completion and full restoration of power. However, we have not yet resumed our mining operations at the Digihost facility, as it is not currently economical to do so. Additionally, Digihost has informed us that they continue to work to identify a location to fulfill the remaining 100 MW of contracted hosting capacity pursuant to our agreements.

As of September 30, 2022, our facility with Core Scientific in Georgia provided approximately 0.3 MW to power our miners.

Miner Fleet Update and Overview

As of December 31, 2021, we had 27,744 miners for bitcoin mining, with a total maximum hash rate of 1.60 EH/s.

As of September 30, 2022, we had 38,032 miners for bitcoin mining and 730 miners for Ethereum mining, with a total maximum hash rate of 2.7 EH/S and 0.3 TH/s, respectively.

Our fleet of owned miners comprised the following models as of September 30, 2022:

Model	Owned as of September 30, 2022
MicroBT Whatsminer M21S	15,190
Bitmain Antminer S19 Pro Series	12,005
MicroBT Whatsminer M20S	3,681
Bitmain Antminer S17	3,641
MicroBT Whatsminer M10	1,938
Bitmain Antminer T3	769
Bitmain Antminer S17+	500
MicroBT Whatsminer M30S	261
Bitmain Antminer T17+	44
MicroBT Whatsminer M50S	3
Total number for bitcoin miners	38,032
Innosilicon A10 series ETH miners	730
Total miners	38,762

On October 7, 2021, we contracted to purchase an additional 10,000 Antminers from Bitmain under a Sales and Purchase Agreement (the “SPA”) at an initial estimated cost of $65 million. Net of discounts, the Company paid $58 million for the order. As of September 30, 2022, the Company had received the previously announced 10,000-unit miner purchase from Bitmain. The Company currently has no outstanding payment obligations for miner purchases.

On March 27, 2022, we entered into Asset Purchase Agreements with each of four unaffiliated sellers of bitcoin mining computers, from whom we acquired an aggregate of 706 bitcoin miners on the spot market, including 184 S19 J Pro miners; 197 S19 miners; 197 S19 miners; and 128 S19/S19 Pro miners, respectively. The acquired miners were delivered during April 2022.

On June 9, 2022, the Company and Riot Blockchain, Inc. (“Riot”) entered into a Hashrate Swap Agreement (the “HSA”). The HSA provides for the exchange of cryptocurrency mining power (“Hashrate”) through the exchange of bitcoin mining computers. As additional consideration to the Company to exchange its factory-new miners for Riot’s operating miners, Riot agreed to deliver twenty-five (25%) percent more Hashrate to Bit Digital than Bit Digital will deliver to Riot. As a result of the HSA, the Company will receive an aggregate of 0.625 EH/s of Hashrate from Riot, in exchange for 0.500 EH/s. As of July 1, 2022, Riot has delivered 5,682 machines in exchange for our 4,984 machines.

The Company sold 1,106 MicroBT Whatsminer M21S miners, 9 MicroBT Whatsminer M20S miners and wrote off 1 Innosilicon A10 series ETH miner during the nine months ended September 30, 2022.

Bitcoin Production

From the inception of our bitcoin mining business in February 2020 to September 30, 2022, we earned an aggregate of 4,396.3 bitcoins.

The following table presents our bitcoin mining activities for the nine months ended September 30, 2022.

	Number of bitcoins (1)	Amount (2)

Balance at December 31, 2021	808.2	$35,025,158
Receipt of BTC from mining services	820.8	23,663,413
Exchange of BTC into ETH	(343.2)	(7,121,384)
Sales of and payments made in BTC	(342.8)	(14,992,150)
Realized gain on sale of BTC	-	4,741,699
Impairment of BTC	-	(24,217,974)
Balance at September 30, 2022	943.0	$17,098,762

(1)	Includes bitcoins and bitcoin equivalents.

(2)	Receipt of digital assets from mining services are the product of the number of bitcoins received multiplied by the bitcoin price obtained from CryptoCompare, calculated on a daily basis. Sales of digital assets are the actual amount received from sales.

Environmental, Social and Governance

Sustainability is a major strategic focus for us. Several of our mining locations in the US and Canada provide access to partially carbon-free energy and other sustainability-related solutions, in varying amounts depending on location, including components of hydroelectric, solar, wind, nuclear and other carbon-free generation sources, based on information provided by our hosts and publicly available data, which we believe helps mitigate the environmental impact of our operations. We work with an independent ESG (Environmental, Social and Governance) consultant to self-monitor and adopt an environmental policy to help us to improve our percentage of green electricity and other sustainability initiatives. As we continue to align ourselves with the future of technology and business, we are dedicated to continuously enhancing sustainability, which we believe future-proofs our operations and the larger bitcoin network.

We believe that the bitcoin network and the mining that powers it are important inventions in human progress. The process of problem-solving and verifying bitcoin transactions using advanced computers is energy intensive, and scrutiny has been applied to the industry for this reason. It follows that the environmental costs of mining bitcoin should be surveyed and mitigated by every company in our fast-growing sector. We aim to contribute to the acceleration of bitcoin’s decarbonization and act as a role model in our industry, responsibly stewarding digital assets.

We work with Apex Group Ltd, an independent ESG consultancy, with the goal of becoming one the first publicly-listed bitcoin miners to receive an independent ESG rating on our operations, which we anticipate will provide transparency on the environmental sustainability of our operations, as well as other metrics. Apex’s ESG Ratings & Advisory tools allow us to benchmark our ESG performance against international standards and our peers to identify opportunities for improvement and progress over time. We believe this is an integral approach to improving our sustainable practices and mitigating our environmental impact. By measuring the sustainability and footprint of Bit Digital’s mining, we are able to develop targets to continuously improve as we shift towards our goal of 100% clean energy usage.

On December 7, 2021, the Company became a member of the Bitcoin Mining Council (“BMC”), joining MicroStrategy and other founding members to promote transparency, share best practices, and educate the public on the benefits of bitcoin and bitcoin mining.

COVID-19

In March 2020, the World Health Organization declared the COVID-19 outbreak (“COVID-19”) a global pandemic. We continue to actively monitor the situation and the possible effects on our financial condition, liquidity, operations, suppliers and industry, and may take further actions that alter our operations and business practices as may be required by federal, state or local authorities or that we determine are in the best interests of our partners, customers, suppliers, vendors, employees and shareholders. The extent to which the COVID-19 outbreak will further impact the Company’s financial results will depend on future developments, which are unknown and cannot be predicted, including the duration and ultimate scope of the pandemic, advances in testing, treatment and prevention, as well as actions taken by governments and businesses.

Additionally, we have evaluated the potential impact of the COVID-19 outbreak on our financial statements, including, but not limited to, the impairment of long-lived assets and valuation of digital assets. Where applicable, we have incorporated judgments and estimates of the expected impact of COVID-19 in the preparation of the financial statements based on information currently available. These judgments and estimates may change, as new events develop and additional information is obtained, and are recognized in the consolidated financial statements as soon as they become known. Based on our current assessment, we do not expect any material impact on our long-term strategic plans, operations and liquidity.

Results of operations

Results of Operations for the Three Months Ended September 30, 2022 and 2021

The following table summarizes the results of our operations during the three months ended September 30, 2022 and 2021, respectively, and provides information regarding the dollar increase or (decrease) during period.

	For the Three Months Ended September 30,		Variance
	2022	2021	in Amount
Revenue from digital asset mining	$9,130,961	$10,395,894	(1,264,933)

Operating costs and expenses
Cost of revenue (exclusive of depreciation and amortization shown below)	(6,500,483)	(2,607,945)	(3,892,538)
Depreciation and amortization expenses	(9,312,176)	(3,796,672)	(5,515,504)
General and administrative expenses	(6,231,658)	(19,545,639)	13,313,981
Realized gain on exchange of digital assets	1,049,110	129,935	919,175
Impairment of digital assets	(2,365,132)	-	(2,365,132)
Total operating expenses	(23,360,339)	(25,820,321)	2,459,982

Loss from Operations	(14,229,378)	(15,424,427)	1,195,049

Gain (loss) from disposal of property and equipment	60,701	(3,789,683)	3,850,384
Other income, net	26,098	3,854	22,244
Total other income (expenses), net	86,799	(3,785,829)	3,872,628

Loss before income taxes	(14,142,579)	(19,210,256)	5,067,677

Income tax expenses	(195,529)	(938,578)	743,049
Net loss	$(14,338,108)	$(20,148,834)	5,810,726

Revenues

We generate revenues from provision of computing power to digital asset mining pools, and receive consideration in the form of digital assets, the value of which is determined using the market price of the related digital asset at the time of receipt. By providing computing power to successfully add a block to the blockchain, the Company is entitled to a fractional share of the digital assets award from the mining pool operator, which is based on the proportion of computing power the Company contributed to the mining pool to the total computing power contributed by all mining pool participants in solving the current algorithm.

For the three months ended September 30, 2022, we received 429.1 bitcoins from Foundry USA Pool (“Foundry”) mining pool and 0.5 ETHs from Ethermine mining pool (“Ethermine”) operated by Bitfly Gmbh. We discontinued the ETH mining operations by September 2022 due to Ethereum blockchain switching from proof-of-work (“PoW”) consensus mechanism to proof-of-stake (“PoS”) validation.

As of September 30, 2022, our maximum hash rate was at an aggregate of 2.7 EH/s and 0.3 TH/s for our bitcoin miners and ETH miners, respectively. For the three months ended September 30, 2022, we recognized revenue of $9.1 million and $765 from bitcoin mining services and ETH mining services, respectively.

For the three months ended September 30, 2021, we received 248.4 bitcoins from two mining pool operators. Among the total bitcoins, 240.8 and 7.6 bitcoins were mined through Foundry and Huobi Pool, accounting for 97% and 3% of total bitcoins, respectively. As of September 30, 2021, our maximum hash rate was 1.60 EH/s. For the three months ended September 30, 2021, we recognized revenue of $10.4 million from bitcoin mining services.

Our revenues from digital asset mining services decreased by $1.3 million, or 12.2%, to $9.1 million for the three months ended September 30, 2022 from $10.4 million for the three months ended September 30, 2021. The decrease was primarily due to an increase of 180.7 in the number of BTC we generated from mining services, offset by the average lower price of BTC for the three months ended September 30, 2022 compared to the three months ended September 30, 2021.

We expect to continue to opportunistically invest in miners to increase our hash rate capacity.

Cost of revenues

Cost of revenues was primarily comprised of direct production cost of the mining operations, including utilities and other service charges, but excluding depreciation and amortization expenses which are separately presented.

For the three months ended September 30, 2022, our cost of revenues was $6.5 million, representing an increase of $3.9 million, or 149.3%, from $2.6 million for the three months ended September 30, 2021. The increase was primarily attributable to increased utility costs and as a result of increased number of miners deployed.

We expect a proportionate increase in cost of revenues as we continue to focus on expansion and upgrade of our miner fleet.

Depreciation and amortization expenses

For the three months ended September 30, 2022 and 2021, depreciation and amortization expenses were $9.3 million and $3.8 million, respectively, based on an estimated useful miner life of 3 years.

General and administrative expenses

For the three months ended September 30, 2022, our general and administrative expenses, totaling $6.2 million, were primarily comprised of professional and consulting expenses of $2.7 million, salary and bonus expenses of $0.7 million, shared-based compensation expenses of $0.6 million related to RSUs and share options granted to our employees, consultants and director, directors and officers liability insurance expenses of $1.1 million, employee travel expenses of $0.1 million, and marketing expenses of $0.3 million.

For the three months ended September 30, 2021, our general and administrative expenses were primarily comprised of professional and consulting expenses of $1.5 million, transportation expenses of $0.9 million to relocate certain miners from China to the US, share-based compensation expenses of $16.1 million related to RSUs issued to our directors, management and consultants during the third quarter 2021, travel expenses of $0.3 million, payroll expenses of $0.1 million and office expenses of $0.2 million.

Realized gain on exchange of digital assets

Digital assets are recorded at cost less impairment. Any gains or losses from sales of digital assets are recorded as “Realized gain (loss) on exchange of digital assets” in the consolidated statements of operations. For the three months ended September 30, 2022, we recorded a gain of $1.0 million from the exchange of 346.6 bitcoins and 0.4 ETH. For the three months ended September 30, 2021, we recorded a gain of $0.1 million from the exchange of 209.6 bitcoins.

Impairment of digital assets

Impairment of digital assets was $2.4 million and $nil for the three months ended September 30, 2022 and 2021, respectively, which was recorded to reflect our digital assets at the lower of carrying value or fair value as of September 30, 2022 and 2021. For the three months ended September 30, 2022, the impairment of $2.4 million was comprised of impairment of $1.2 million and $1.2 million on bitcoins and ETH, respectively. For the three months ended September 30, 2021, the Company did not record impairment on digital assets.

Gain from disposal of property and equipment

For the three months ended September 30, 2022, we sold 103 bitcoin miners to certain third-party purchasers for a total consideration of $86,010. The Company recognized a gain of $60,701 from the sale of miners which was recorded in the account of “gain from disposal of property and equipment”. In addition, the Company wrote off one Innosilicon A10 series ETH miner during the quarter.

During the three months ended September 30, 2021, we sold or disposed of certain miner models, partly in anticipation of purchase opportunities for newer, more efficient machines. As a result, we recognized a loss of $3.8 million from sales and disposal of these miners, comprised of a gain of $0.3 million from sales of 4,200 miners to three third parties and a loss of $4.1 million from disposal of 1,407 miners at $nil consideration.

Income tax expenses

Income tax expenses were $0.2 million for the three months ended September 30, 2022, which was comprised of income tax expenses of $42,436 from our U.S. operations, a tax expense of $83,911 from our Hong Kong operations, and an unrecognized tax benefit of $69,182 from our Hong Kong operations. The income tax expense from U.S. operations are primarily driven by of the valuation allowance that the Company applied on its entire balance of deferred tax assets in the quarter ended September 30, 2022, resulting in an income tax expense of $42,346. The unrecognized tax benefit is related to uncertain Hong Kong profits tax positions due to offshore non-taxable claim lodged on the business profits and tax deduction claim on share-based compensation which is however subject to review and approval by the Hong Kong tax authority.

Income tax expense was $0.9 million for the three months ended September 30, 2021, which was comprised of income tax expenses of $0.9 million from our U.S. operations and Canada operations. We did not have assessable profits in Hong Kong because of an offshore non-taxable claim lodged on the business profits, which is, however, subject to review and approval by the Hong Kong tax authority. In case the offshore non-taxable claim is disallowed, Bit Digital Hong Kong Limited (“BT HK”) might be in a tax loss position provided that the amount of expenditure on the computer equipment would be fully allowed by the Hong Kong tax authority as tax deduction.

Net loss and loss per share

For the three months ended September 30, 2022, our net loss was $14.3 million, representing a change of $5.8 million from a net loss of $20.1 million for the three months ended September 30, 2021.

Basic and diluted loss per share was $0.17 for the three months ended September 30, 2022. Basic and diluted loss per share was $0.37 for the three months ended September 30, 2021. Weighted average number of shares was 83,330,049 and 54,675,621 for the three months ended September 30, 2022 and 2021, respectively.

Results of Operations for the Nine Months Ended September 30, 2022 and 2021

The following table summarizes the results of our operations during the nine months ended September 30, 2022 and 2021, respectively, and provides information regarding the dollar increase or (decrease) during period.

	For the Nine Months Ended September 30,		Variance
	2022	2021	in Amount
Revenue from digital asset mining	$24,519,708	$82,691,638	(58,171,930)

Operating costs and expenses
Cost of revenue (exclusive of depreciation and amortization shown below)	(14,352,879)	(25,959,323)	11,606,444
Depreciation and amortization expenses	(18,433,925)	(9,795,703)	(8,638,222)
General and administrative expenses	(15,102,591)	(26,106,792)	11,004,201
Realized gain on exchange of digital assets	4,801,434	7,082,587	(2,281,153)
Impairment of digital assets	(26,050,121)	(9,045,007)	(17,005,114)
Total operating expenses	(69,138,082)	(63,824,238)	(5,313,844)

(Loss) Income from Operations	(44,618,374)	18,867,400	(63,485,774)

Gain (loss) from disposal of property and equipment	1,515,597	(3,746,247)	5,261,844
Gain from sale of investment security	1,039,999	-	1,039,999
Other (expenses) income, net	(564,971)	499,564	(1,064,535)
Total other income (expenses), net	1,990,625	(3,246,683)	5,237,308

(Loss) Income before income taxes	(42,627,749)	15,620,717	(58,248,466)

Income tax expenses	(14,880)	(1,322,627)	1,307,747
Net (loss) income	$(42,642,629)	$14,298,090	(56,940,719)

Revenues

We generate revenues from provision of computing power to digital asset mining pools, and receive consideration in the form of digital assets, the value of which is determined using the market price of the related digital asset at the time of receipt. By providing computing power to successfully add a block to the blockchain, the Company is entitled to a fractional share of the fixed digital assets award from the mining pool operator, which is based on the proportion of computing power the Company contributed to the mining pool to the total computing power contributed by all mining pool participants in solving the current algorithm.

For the nine months ended September 30, 2022, we received 820.8 bitcoins from Foundry and 294.1 ETHs from Ethermine. As of September 30, 2022, our maximum hash rate was at an aggregate of 2.7 EH/s and 0.3 TH/s for our bitcoin miners and ETH miners, respectively. For the nine months ended September 30, 2022, we recognized revenue of $23.6 million and $0.9 million  from bitcoin mining services and ETH mining services, respectively.

For the nine months ended September 30, 2021, we received 1,824.7 bitcoins from three mining pool operators. Among the total bitcoins, 355.2, 1,260.7 and 208.8 bitcoins were mined through Foundry, Huobi Pool and Antpool, accounting for 19%, 69% and 12% of total bitcoins, respectively. As of September 30, 2021, our maximum hash rate was 1.60 EH/s. For the nine months ended September 30, 2021, we recognized revenue of $82.7 million from bitcoin mining services.

Our revenues from digital asset mining services decreased by $58.2 million, or 70%, to $24.5 million for the nine months ended September 30, 2022 from $82.7 million for the nine months ended September 30, 2021. The decrease was primarily due to increased bitcoin network difficulty, lower average bitcoin price, and a power cut-off to some miners hosted by Blockfusion and Digihost in May this year.

We expect to continue to monitor market conditions and evaluate, among other things, opportunistic investments in miners to increase our hash rate capacity.

Cost of revenues

Cost of revenues primarily comprised direct production cost of the mining operations, including utilities and other service charges, but excluding depreciation and amortization expenses which are separately presented.

For the nine months ended September 30, 2022, our cost of revenues was $14.4 million, representing a decrease of $11.6 million, or 45%, from $26.0 million for the nine months ended September 30, 2021. The decrease was primarily attributable to decreased utility costs as a result of our fleet being partially offline due to the aforementioned power cut-off incidents.

We expect a proportionate increase in cost of revenues as we continue to focus on expansion and upgrade of our miner fleet.

Depreciation and amortization expenses

For the nine months ended September 30, 2022 and 2021, depreciation and amortization expenses were $18.4 million and $9.8 million, respectively, based on an estimated useful miner life of 3 years.

General and administrative expenses

For the nine months ended September 30, 2022, our general and administrative expenses, totaling $15.1 million, were primarily comprised of professional and consulting expenses of $5.7 million, salary and bonus expenses of $2.0 million, shared-based compensation expenses of $1.7 million related to RSUs and share options granted to our employees and consultants, director and officer insurance expenses of $2.2 million, employee travel expenses of $0.5 million, and marketing expenses of $0.8 million.

For the nine months ended September 30, 2021, our general and administrative expenses were primarily comprised of professional and consulting expenses of $4.2 million, transportation expenses of $2.0 million to relocate certain miners from China to North America, shared-based compensation expenses of $16.6 million related to RSUs issued to our directors, management and consultants, insurance expenses of $0.9 million, travel expenses of $0.6 million, payroll expenses of $0.6 million and office expenses of $0.6 million.

Realized gain on exchange of digital assets

Digital assets are recorded at cost less impairment. Any gains or losses from sales of digital assets are recorded as “Realized gain (loss) on exchange of digital assets” in the consolidated statements of operations. For the nine months ended September 30, 2022, we recorded a gain of $4.8 million from the exchange of 686.0 bitcoins and 87.2 ETH. For the nine months ended September 30, 2021, we recorded a gain of $7.1 million from the exchange of 1,465.9 bitcoins.

Impairment of digital assets

Impairment of digital assets was $26.1 million and $9.0 million for the nine months ended September 30, 2022 and 2021, respectively, which was recorded to reflect our digital assets at the lower of carrying value or fair value as of September 30, 2022 and 2021. For the nine months ended September 30, 2022, the impairment charge of $26.1 million was comprised of impairment of $24.2 million and $1.9 million on bitcoin and ETH, respectively. For the nine months ended September 30, 2021, the impairment charge of $9.0 million was comprised of impairment of $8.9 million and $0.1 million on bitcoin and ETH, respectively.

Gain from sale of investment security

During the nine months ended September 30, 2022, we sold a portion of our investment in one privately held company with a cost of $0.7 million for consideration of $1.7 million. We recognized a gain of $1.0 million from the sale which was recorded in the account of “gain from sale of investment security”.

Gain from disposal of property and equipment

For the nine months ended September 30, 2022, we sold 1,115 bitcoin miners to certain third-party purchasers for a total consideration of $1.8 million. The Company recognized a gain of $1.5 million from the sale of miners which was recorded in the account of “gain from disposal of property and equipment”. In addition, the Company wrote off one Innosilicon A10 series ETH miner during the quarter.

During the nine months ended September 30, 2021, we sold or disposed of certain miner models, partially in anticipation of purchase opportunities for newer, more efficient machines. As a result, we recognized a loss of $3.8 million from sales and disposal of these miners, comprise of a gain of $0.6 million from sales of 15,808 miners to three third parties and a loss of $4.4 million from disposal of 1,779 miners at $nil consideration.

Income tax benefits (expenses)

Income tax expenses were $(14,880), or the effective tax rate is 0.03% of the profit/(loss) before income tax, for the nine months ended September 30, 2022, which was comprised of income tax benefit of $335,523 from our US operations, unrecognized tax benefit of $(207,546) from our Hong Kong operations, tax expense of $(84,775) from our Hong Kong operations, and tax expense of $(58,082) from Canada operations. The unrecognized tax benefit is related to uncertain Hong Kong profits tax positions due to offshore non-taxable claim lodged on the business profits and tax deduction claim on share-based compensation which is however subject to review and approval by the Hong Kong tax authority.

Income tax expense was $(1.3) million for the nine months ended September 30, 2021, which was comprised of income tax expenses of $(1.3) million from our US operations and Canada operations. We did not have assessable profits in Hong Kong that is due to an offshore non-taxable claim lodged on the business profits, which is however subject to review and approval by the Hong Kong tax authority. In case the offshore non-taxable claim is disallowed, Bit Digital Hong Kong Limited (“BT HK”) might be in a tax loss position provided that the amount of expenditure on the computer equipment would be fully allowed by the Hong Kong tax authority as tax deduction.

Net (loss) income and (loss) earnings per share

For the nine months ended September 30, 2022, our net loss was $42.6 million, representing a change of $56.9 million from a net income of $14.3 million for the same period ended September 30, 2021.

Basic and diluted loss per share was $0.55 for the nine months ended September 30, 2022. Basic and diluted net earnings per share was $0.28 for the nine months ended September 30, 2021. Weighted average number of shares was 77,296,373 and 50,921,037 for the nine months ended September 30, 2022 and 2021, respectively.

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheets as of September 30, 2022 and December 31, 2021. This information should be read together with our consolidated financial statements and related notes included elsewhere in this report.

	September 30,	December 31,	Variance in
	2022	2021	Amount
ASSETS
Current Assets
Cash and cash equivalents	$32,266,078	$42,398,528	$(10,132,450)
Restricted cash	1,320,000	-	1,320,000
USDC	9,058,567	15,829,464	(6,770,897)
Digital assets	23,337,430	35,282,682	(11,945,252)
Income tax receivable	86,104	-	86,104
Other current assets	2,316,803	3,050,616	(733,813)
Total Current Assets	68,384,982	96,561,290	(28,176,308)

Investment securities	2,365,468	1,000,000	1,365,468
Deposits for property and equipment	4,094,881	43,094,881	(39,000,000)
Property and equipment, net	80,658,459	32,489,158	48,169,301
Deferred tax assets	-	58,081	(58,081)
Other non-current assets	9,173,011	6,714,571	2,458,440
Total Assets	$164,676,801	$179,917,981	$(15,241,180)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$2,111,433	$2,608,899	$(497,466)
Income tax payable	-	559,774	(559,774)
Other payables and accrued liabilities	1,348,825	1,875,933	(527,108)
Total Current Liabilities	3,460,258	5,044,606	(1,584,348)

Deferred tax liabilities	-	462,372	(462,372)
Long-term income tax payable	2,974,822	2,767,276	207,546

Total Liabilities	$6,435,080	$8,274,254	$(1,839,174)

Cash and cash equivalents

Cash and cash equivalents primarily consist of funds deposited with banks, which are highly liquid and are unrestricted as to withdrawal or use. The total balance of cash and cash equivalents were $32.3 million and $42.4 million as of September 30, 2022 and December 31, 2021, respectively. The decrease in the balance of cash and cash equivalents was a result of net cash of $26.3 million used in our operating activities, net cash of $1.3 million used in investing activities, partially net off against net cash of $18.8 million provided by financing activities.

USDC

USD Coin (“USDC”) is accounted for as a financial instrument; one USDC can be redeemed for one U.S. dollar on demand from the issuer. The balance of USDC was $9.1 million and $15.8 million as of September 30, 2022 and December 31, 2021, respectively. The decrease in the balance of USDC was attributable to exchange of USDC of $3.5 million into cash, payment of USDC in transportation expenses of $2.4 million for relocation of certain bitcoin miners and payment of other expenses of $1.9 million, partially offset by collection of USDC of $0.7 million and $0.2 million, as proceeds from sales of bitcoin miners and return of customer deposits, respectively.

Digital assets

Digital assets primarily consist of bitcoin and ETH. For the nine months ended September 30, 2022, we earned bitcoins and ETH from mining services, and exchanged bitcoins into ETH, USDC and cash, or used bitcoin and ETH to pay certain operating costs and expenses. Digital assets held are accounted for as intangible assets with indefinite useful lives and are subject to impairment losses if the fair value of digital assets decreases below the carrying value at any time during the period. The fair value is measured using the quoted price of the digital assets at the time its fair value is being measured.

As compared with the balance as of December 31, 2021, the balance of digital assets as of September 30, 2022 decreased by $11.9 million, which was primarily attributable to impairment aggregating $26.1 million on bitcoins and ETH, and exchange of bitcoins of $13.8 million into cash, partially offset against generation of bitcoins and ETH aggregating $24.5 million from our mining business and realized gains of $4.8 million from exchange of bitcoins and ETH.

Deposits for property and equipment

Deposits for property and equipment represented advance payments for bitcoin miners. The balance was derecognized once the control of the miners was transferred to us.

Compared with December 31, 2021, the balance as of September 30, 2022 decreased by $39.0 million, which was mainly due to delivery of miners of $39.0 million from Bitmain Technology Limited during the nine months ended September 30, 2022.

Property and equipment, net

Property and equipment was primarily comprised bitcoin miners and ETH miners, both with estimated 3-year useful life.

As of September 30, 2022, we had 38,032 bitcoin miners and 730 ETH miners with net book value of $76.3 million and $4.4 million, respectively. As of December 31, 2021, we had 27,744 bitcoin miners and 731 ETH miners with net book value of $26.7 million and $5.8 million, respectively.

Accounts payable

Accounts payable represented the amount due to the maintenance service provided by our hosting partners. As of September 30, 2022 and December 31, 2021, the balance of accounts payable decreased by $0.5 million which was primarily attributable to decrease of maintenance service as a result of a power cut-off to some miners hosted by Blockfusion and Digihost in May this year.

Long-term income tax payable

By virtue of the territorial source system adopted in Hong Kong, Bit Digital Hong Kong Limited is in the process of applying for the Offshore Non-taxable Claim on its bitcoin mining income earned during the period from January 1, 2020 through September 30, 2022 under Hong Kong profits tax with the Hong Kong Inland Revenue Department (“HKIRD”) on the ground that the said income is not arising in or derived from Hong Kong. Given the Offshore Non-taxable Claim is still subject to review and agreement by the HKIRD and there are uncertainties surrounding the claim, the Hong Kong subsidiary recorded an unrecognized tax benefit of $3.0 million and $2.8 million as long-term income tax payable as of September 30, 2022 and December 31, 2021 during the period from January 1, 2020 through September 30, 2022 taxable profits and the related share-based compensation tax deductions.

Non-GAAP Financial Measures

In addition to consolidated U.S. GAAP financial measures, we consistently evaluate our use of and calculation of the non-GAAP financial measures, “Adjusted EBITDA” and Adjusted earnings per share (“Adjusted EPS”).

Adjusted EBITDA is a financial measure defined as our EBITDA, adjusted to eliminate the effects of certain non-cash and / or non-recurring items, that do not reflect our ongoing strategic business operations. EBITDA is computed as net income before interest, taxes, depreciation, and amortization. Adjusted EBITDA is EBITDA further adjusted for certain income and expenses, which management believes results in a performance measurement that represents a key indicator of the Company’s core business operations of digital asset mining. The adjustments currently include fair value adjustments such as investment securities value changes and non-cash share-based compensation expense, in addition to other income and expense items.

Adjusted EPS is a financial measure defined as our EBITDA divided by our diluted weighted-average shares outstanding, adjusted with the EPS impact related to the adjustments made to EBITDA to derive Adjusted EBITDA.

We believe Adjusted EBITDA and Adjusted EPS can be important financial measures because they allow management, investors, and our board of directors to evaluate and compare our operating results, including our return on capital and operating efficiencies, from period-to-period by making such adjustments.

Adjusted EBITDA and Adjusted EPS are provided in addition to and should not be considered to be a substitute for, or superior to net income, the comparable measures under U.S. GAAP. Further, Adjusted EBITDA and Adjusted EPS should not be considered as an alternative to revenue growth, net income, diluted earnings per share or any other performance measure derived in accordance with U.S. GAAP, or as an alternative to cash flow from operating activities as a measure of our liquidity. Adjusted EBITDA and Adjusted EPS have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing our results as reported under U.S. GAAP.

Reconciliations of Adjusted EBITDA and Adjusted EPS to the most comparable U.S. GAAP financial metric for historical periods are presented in the table below:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2022	2021	2022	2021
Reconciliation of non-GAAP Net (Loss) Income
Net (Loss) Income	$(14,338,108)	$(20,148,834)	$(42,642,629)	$14,298,090
Depreciation and amortization expenses	9,312,176	3,796,672	18,433,925	9,795,703
Income tax expenses	195,529	938,578	14,880	1,322,627
EBITDA	(4,830,403)	$(15,413,584)	$(24,193,824)	$25,416,420

Adjustments:
Share based compensation expenses	616,609	16,636,143	1,673,948	18,022,713
(Gain) loss from disposal of property and equipment	(60,701)	3,789,683	(1,515,597)	3,746,247
Gain from sale of investment security	-	-	(1,039,999)	-
Adjusted EBITDA	$(4,274,495)	$5,012,242	$(25,075,472)	$47,185,380

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2022	2021	2022	2021
Reconciliation of non-GAAP Basic and Dilutive (Loss) Earnings Per Share:
Basic and dilutive (loss) earnings per share	$(0.17)	$(0.37)	$(0.55)	$0.28
Depreciation and amortization expenses	0.11	0.07	0.24	0.19
Income tax expenses	-	0.02	-	0.03
EBITDA	(0.06)	$(0.28)	$(0.31)	$0.50

Adjustments:
Share based compensation expenses	0.01	0.30	0.02	0.35
(Gain) loss from disposal of property and equipment	-	0.07	(0.02)	0.07
Gain from sale of investment security	-	-	(0.01)	-
Adjusted basic and dilutive (loss) earnings per share	$(0.05)	$0.09	$(0.32)	$0.92

Liquidity and capital resources

To date, we have financed our operations primarily through cash flows from operations, and equity financing through public and private offerings of our securities. We plan to support our future operations primarily from cash generated from our operations and equity financings. We may also consider debt, preferred and convertible financing as well.

During April 4 through May 12, 2022, we issued an aggregate of 10,990,327 ordinary shares to Ionic Ventures LLC for gross proceeds of $22 million. The Company received net proceeds of $21 million after deducting commissions payable to broker-dealers.

As of September 30, 2022, we had working capital of $64.9 million which includes USDC of $9.1 million and digital assets of $23.3 million as of September 30, 2022. Working capital is the difference between the Company’s current assets and current liabilities.

Revenue from Mining Operations

Funding our operations on a going-forward basis will rely significantly on our ability to continue to mine digital assets and the spot or market price of the digital assets we mine. We expect to generate ongoing revenues from the production of digital assets, primarily bitcoin, in our mining facilities. Our ability to liquidate digital assets at future values will be evaluated from time to time to generate cash for operations. Generating digital assets, for example, with spot market values which exceed our production and other costs, will determine our ability to report profit margins related to such mining operations. Furthermore, regardless of our ability to generate revenue from our digital assets, we may need to raise additional capital in the form of equity or debt to fund our operations and pursue our business strategy.

The ability to raise funds as equity, debt or conversion of digital assets to maintain our operations is subject to many risks and uncertainties and, even if we are successful, future equity issuances would result in dilution to our existing stockholders and any future debt or debt securities may contain covenants that limit our operations or ability to enter into certain transactions. Our ability to realize revenue through digital asset production and successfully convert digital asset into cash or fund overhead with digital asset is subject to a number of risks, including regulatory, financial and business risks, many of which are beyond our control. Additionally, the value of digital asset rewards has been extremely volatile historically, and future prices cannot be predicted.

If we are unable to generate sufficient revenue from our digital asset production when needed or secure additional sources of funding, it may become necessary to significantly reduce our current rate of expansion or to explore other strategic alternatives.

Cash flows

	For the Nine Months Ended September 30,
	2022	2021

Net Cash Used in Operating Activities	$(7,047,513)	$(7,652,437)
Net Cash Used in Investing Activities	(20,555,582)	(795,000)
Net Cash Provided by Financing Activities	18,790,645	34,503,400
Cash, cash equivalents and restricted cash, beginning of period	42,398,528	405,133
Cash, cash equivalents and restricted cash, end of period	$33,586,078	$26,461,096

Operating Activities

Net cash used in operating activities was $7.0 million for the nine months ended September 30, 2022, derived mainly from (i) net loss of $42.6 million for the nine months ended September 30, 2022 adjusted for digital assets of $24.5 million from our mining services, depreciation expenses of miners of $18.4 million, gain from exchange of digital assets of $4.8 million, impairment of digital assets of $26.1 million, and share-based compensation expenses of $1.7 million, and (ii) net changes in our operating assets and liabilities, principally comprising of an increase in digital assets of $19.3 million as proceeds from sales of digital assets.

Net cash used in operating activities was $7.7 million for the nine months ended September 30, 2021, mainly derived from (i) net income of $14.3 million for the nine months adjusted for digital assets of $82.7 million from our mining services, depreciation expenses of miners of $9.8 million, impairment of digital assets of $9.0 million, gain from exchange of digital assets of $7.1 million, loss from sales and disposal of miners of $3.7 million, issuance of ordinary shares to certain service providers as promotion and marketing expenses of $1.4 million, share-based compensation expenses of $16.6 million and (ii) net of changes in our operating assets and liabilities, principally comprising of (a) an increase in digital assets of $3.5 million as proceeds from sales of digital assets, and (b) a change in accounts payable of $26.4 million, primarily because we paid hosting and power cost of $24.1 million in digital assets.

Investing Activities

Net cash used in investing activities was $20.6 million for the nine months ended September 30, 2022, primarily attributable to purchases of bitcoin miners of $19.3 million, exchange of USDC of $2.0 million, investment of $2.0 million in one investment fund, and loss of cash of $59,695 from sale of an inactive subsidiary, partially offset by proceeds of $1.1 million from sales of bitcoin miners, and proceeds of $1.7 million from sale of a portion of long-term investment.

Net cash used in investing activities was $0.8 million for the nine months ended September 30, 2021, primarily due to purchases of bitcoin miners of $0.8 million.

Financing Activities

Net cash provided by financing activities was $18.8 million for the nine months ended September 30, 2022, primarily provided by net proceeds of $21.0 million from direct offering with Ionic Ventures, an institutional investor, and partially offset by the payment of liquidated damage fees of $2.2 million as the registration statement for resale of shares issued in one of our private placements was not declared effective by the SEC until January 25, 2021.

Net cash provided by financing activities was $34.5 million for the nine months ended September 30, 2021, primarily provided by net proceeds of $33.2 million from direct offering with Ionic Ventures, and proceeds of $1.3 million from the issuance of convertible notes to Ionic.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with US GAAP, which requires the Company to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenues and expenses, to disclose contingent assets and liabilities on the dates of the consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting periods. The most significant estimates and assumptions include the valuation of digital assets and other current assets, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities and realization of deferred tax assets. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates as a result of changes in our estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this release reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

Recently issued and adopted accounting pronouncements

The Company has evaluated all other recently issued accounting pronouncements and believes such pronouncements do not have a material effect on the Company’s financial statements. See Note 2 of the unaudited condensed consolidated financial statements as of September 30, 2022.

BIT DIGITAL, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of September 30, 2022 and December 31, 2021

(Expressed in US dollars, except for the number of shares)

	September 30,	December 31,
	2022	2021
ASSETS
Current Assets
Cash and cash equivalents	$32,266,078	$42,398,528
Restricted cash	1,320,000	-
USDC	9,058,567	15,829,464
Digital assets	23,337,430	35,282,682
Income tax receivable	86,104	-
Other current assets	2,316,803	3,050,616
Total Current Assets	68,384,982	96,561,290

Non-Current Assets
Investment securities	2,365,468	1,000,000
Deposits for property and equipment	4,094,881	43,094,881
Property and equipment, net	80,658,459	32,489,158
Deferred tax assets	-	58,081
Other non-current assets	9,173,011	6,714,571
Total Non-Current Assets	96,291,819	83,356,691

Total Assets	$164,676,801	$179,917,981

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$2,111,433	$2,608,899
Income tax payable	-	559,774
Other payables and accrued liabilities	1,348,825	1,875,933
Total Current Liabilities	3,460,258	5,044,606

Non-Current Liabilities
Deferred tax liabilities	-	462,372
Long-term income tax payable	2,974,822	2,767,276
Total Non-Current Liabilities	2,974,822	3,229,648

Total Liabilities	6,435,080	8,274,254

Commitments and Contingencies

Shareholders’ Equity
Preferred shares, $0.01 par value, 10,000,000 and 10,000,000 shares authorized, 1,000,000 and 1,000,000 shares issued and outstanding of September 30, 2022 and December 31, 2021, respectively	9,050,000	9,050,000
Ordinary shares, $0.01 par value, 340,000,000 and 50,000,000 shares authorized, 82,451,641 and 69,591,389 shares issued and outstanding of September 30, 2022 and December 31, 2021, respectively	824,516	695,914
Treasury stock, at cost, 129,986 and 115,514 shares as of September 30, 2022 and December 31, 2021, respectively	(1,171,534)	(1,094,859)
Additional paid-in capital	212,057,855	182,869,159
Accumulated deficit	(62,519,116)	(19,876,487)
Total Shareholders’ Equity	158,241,721	171,643,727
Total Liabilities and Shareholders’ Equity	$164,676,801	$179,917,981

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIT DIGITAL, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE (LOSS) INCOME

For the Three and Nine Months Ended September 30, 2022 and 2021

(Expressed in US dollars, except for the number of shares)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2022	2021	2022	2021
Revenue from digital asset mining	$9,130,961	$10,395,894	$24,519,708	$82,691,638

Operating costs and expenses
Cost of revenue (exclusive of depreciation and amortization shown below)	(6,500,483)	(2,607,945)	(14,352,879)	(25,959,323)
Depreciation and amortization expenses	(9,312,176)	(3,796,672)	(18,433,925)	(9,795,703)
General and administrative expenses	(6,231,658)	(19,545,639)	(15,102,591)	(26,106,792)
Realized gain on exchange of digital assets	1,049,110	129,935	4,801,434	7,082,587
Impairment of digital assets	(2,365,132)	-	(26,050,121)	(9,045,007)
Total operating expenses	(23,360,339)	(25,820,321)	(69,138,082)	(63,824,238)

(Loss) Income from Operations	(14,229,378)	(15,424,427)	(44,618,374)	18,867,400

Gain (loss) from disposal of property and equipment	60,701	(3,789,683)	1,515,597	(3,746,247)
Gain from sale of investment security	-	-	1,039,999	-
Other income (expense), net	26,098	3,854	(564,971)	499,564
Total other income (expenses), net	86,799	(3,785,829)	1,990,625	(3,246,683)

(Loss) Income before income taxes	(14,142,579)	(19,210,256)	(42,627,749)	15,620,717

Income tax expenses	(195,529)	(938,578)	(14,880)	(1,322,627)
Net (loss) income and comprehensive (loss) income	$(14,338,108)	$(20,148,834)	$(42,642,629)	$14,298,090

Weighted average number of ordinary share outstanding
Basic and Diluted	83,330,049	54,675,621	77,296,373	50,921,037

(Loss) earnings per share
Basic and Diluted	$(0.17)	$(0.37)	$(0.55)	$0.28

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIT DIGITAL, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

For the Three and Nine Months Ended September 30, 2022 and 2021

(Expressed in U.S. dollars, except for the number of shares)

	Preferred Shares		Common Shares		Treasury	Additional paid-in	Retained earnings (Accumulated	Total stockholders’
	Shares	Amount	Shares	Par Value	Stocks	capital	deficits)	equity
Balance, December 31, 2020	-	$-	48,043,788	$480,438	$-	$53,219,626	$(15,700,489)	$37,999,575
Issuance of ordinary shares pursuant to a private placement	-	-	262,082	2,621	-	1,176,747	-	1,179,368
Net income	-	-	-	-	-	-	35,786,323	35,786,323
Balance, March 31, 2021	-	$-	48,305,870	$483,059	$-	$54,396,373	$20,085,834	$74,965,266
Issuance of ordinary shares pursuant to conversion of convertible note	-	-	279,662	2,797	-	1,277,203	-	1,280,000
Issuance of ordinary shares pursuant to direct offerings	-	-	5,240,477	52,405	-	28,497,595	-	28,550,000
Share-based compensation in connection with issuance of ordinary shares to consultants	-	-	80,232	802	-	932,296	-	933,098
Share-based compensation in relation to employees	-	-	-	-	-	453,472	-	453,472
Net loss	-	-	-	-	-	-	(1,339,399)	(1,339,399)
Balance, June 30, 2021	-	$-	53,906,241	$539,063	$-	$85,556,939	$18,746,435	$104,842,437
Exchange of ordinary share into preferred share	1,000,000	9,050,000	(1,000,000)	(10,000)	-	-	(9,040,000)	-
Issuance of ordinary shares pursuant to direct offerings	-	-	956,717	9,567	-	4,675,833	-	4,685,400
Share-based compensation in connection with issuance of ordinary shares to consultants	-	-	100,000	1,000	-	512,000	-	513,000
Share-based compensation in connection with issuance of ordinary shares to employees and consultants	-	-	1,854,400	18,544	-	16,104,599	-	16,123,143
Net loss	-	-	-	-	-	-	(20,148,834)	(20,148,834)
Balance, September 30, 2021	1,000,000	$9,050,000	55,817,358	$558,174	$-	$106,849,371	$(10,442,399)	$106,015,146

Balance, December 31, 2021	1,000,000	$9,050,000	69,591,389	$695,914	$(1,094,859)	$182,869,159	$(19,876,487)	$171,643,727
Withholding of ordinary shares for payment of employee withholding taxes	-	-	(14,472)	(145)	(76,675)	-	-	(76,820)
Share-based compensation in connection with issuance of ordinary shares to employees and consultants	-	-	52,442	524	-	450,472	-	450,996
Share-based compensation in connection with issuance of share options to employees	-	-	-	-	-	12,904	-	12,904
Net loss	-	-	-	-	-	-	(10,179,789)	(10,179,789)
Balance, March 31, 2022	1,000,000	$9,050,000	69,629,359	$696,293	$(1,171,534)	$183,332,535	$(30,056,276)	$161,851,018
Share-based compensation in connection with issuance of ordinary shares to employees and consultants	-	-	53,442	535	-	496,262	-	496,797
Share-based compensation in connection with issuance of ordinary shares for marketing services	-	-	245,098	2,451	-	997,549	-	1,000,000
Share-based compensation in connection with issuance of share options to employees and consultants	-	-	-	-	-	92,605	-	92,605
Issuance of ordinary shares in connection with private placements with an institutional investor	-	-	10,990,327	109,903	-	20,900,097	-	21,010,000
Issuance of ordinary shares in exchange of bitcoin miners	-	-	1,487,473	14,875	-	5,622,657	-	5,637,532
Net loss	-	-	-	-	-	-	(18,124,732)	(18,124,732)
Balance, June 30, 2022	1,000,000	$9,050,000	82,405,699	$824,057	$(1,171,534)	$211,441,705	$(48,181,008)	$171,963,220
Issuance of ordinary shares in connection with share-based compensation to employees and consultant	-	-	45,942	459	-	498,000	-	498,459
Share-based compensation in connection with issuance of share options to employees and consultants	-	-	-	-	-	118,150	-	118,150
Net loss	-	-	-	-	-	-	(14,338,108)	(14,338,108)
Balance, September 30, 2022	1,000,000	$9,050,000	82,451,641	$824,516	$(1,171,534)	$212,057,855	$(62,519,116)	$158,241,721

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIT DIGITAL, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 2022 and 2021

(Expressed in US dollars)

	For the Nine months ended September 30,
	2022	2021
Cash Flows from Operating Activities:
Net (loss) income	$(42,642,629)	$14,298,090
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation of property and equipment	18,433,925	9,795,703
Gain (loss) from disposal of property and equipment	(1,515,597)	3,746,247
Realized gain on exchange of digital assets	(4,801,434)	(7,082,587)
Impairment of digital assets	26,050,121	9,045,007
Gain from sale of investment security	(1,039,999)	-
Share based compensation expenses in connection with issuance of restricted stock units and share options	1,673,948	16,576,615
Share based compensation expenses in connection with issuance of ordinary shares	-	1,446,098
Liquidation damage expenses	619,355	-
Gain from divestiture of a subsidiary	(52,383)	-
Deferred tax (benefits) expenses	(404,294)	703,924
Changes in fair value of investment security	(32,134)	-
Digital assets mined	(24,543,543)	(82,691,638)
Changes in operating assets and liabilities:
Proceeds from sales of digital assets	19,252,500	3,539,450
Other current assets	1,719,544	(117,048)
Other non-current assets	(2,458,440)	(6,844,416)
Accounts payable	947,055	26,375,446
Income tax recoverable/payable	(645,828)	493,703
Long-term income tax payable	207,546	-
Other payables and accrued liabilities	2,184,774	3,062,969
Net Cash Used in Operating Activities	(7,047,513)	(7,652,437)

Cash Flows from Investing Activities:
Purchases of property and equipment	(19,285,625)	(795,000)
Proceeds from sales of property and equipment	1,081,075	-
Purchases of digital assets	(1,998,002)	-
Proceeds from disposal of long-term investment	1,706,665	-
Loss of cash in connection with divestiture of a subsidiary	(59,695)	-
Investment in an equity security	(2,000,000)	-
Net Cash Used in Investing Activities	(20,555,582)	(795,000)

Cash Flows from Financing Activities:
Payment of liquidated damages related to private placement transactions	(2,219,355)	-
Proceeds from issuance of ordinary shares under private placement, net of issuance costs	21,010,000	-
Proceeds from issuance of ordinary shares under direct offering, net of issuance costs	-	33,235,400
Proceeds from issuance of convertible notes, net of issuance costs	-	1,280,000
Repayment of borrowings to related parties	-	(12,000)
Net Cash Provided by Financing Activities	18,790,645	34,503,400

Effect of exchange rate changes on cash and cash equivalents	-	-
Net (decrease) increase in cash, cash equivalents and restricted cash	(8,812,450)	26,055,963
Cash, cash equivalents and restricted cash, beginning of period	42,398,528	405,133
Cash, cash equivalents and restricted cash, end of period	$33,586,078	$26,461,096

Supplemental Cash Flow Information
Cash paid for interest expense	$-	$-
Cash paid for income tax	$734,150	$125,000

Non-cash Transactions of Investing and Financing Activities
Collection of USDC from private placement	$-	$1,179,368
Proceeds from sales of miners in USDT	$-	$9,441,561
Investment in an investment security in USDC	$-	$(1,000,000)
Purchases of property and equipment in USDT	$-	$(21,103,910)
Purchases of property and equipment in USDC	$(2,366,580)	$(895,893)
Purchases of property and equipment by issuance of ordinary shares	$(5,637,523)	$-
Reclassification of deposits to property and equipment	$(39,024,763)	$-
Payment of deposits on equipment in BTC	$-	$(13,226,077)
Refund of deposits on equipment in USDT	$-	$5,600,000
Repayment of USDC to a related party	$-	$(329,722)
Collection of USDC from sales of property and equipment	$712,800	$-

Reconciliation of cash, cash equivalents and restricted cash

	September 30,	December 31,
	2022	2021
Cash and cash equivalents	$32,266,078	$42,398,528
Restricted cash	$1,320,000	$-
Cash, cash equivalents and restricted cash	$33,586,078	$42,398,528

The accompanying notes are an integral part of these consolidated financial statements.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Bit Digital, Inc. (“BTBT” or the “Company”), formerly known as Golden Bull Limited, is a holding company incorporated on February 17, 2017, under the laws of the Cayman Islands. The Company is currently engaged in the digital asset mining business through its wholly owned subsidiaries in the United States and Canada.

The accompanying unaudited condensed consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Ownership
Bit Digital USA, Inc. (“BT USA”)	● A United States company ● Incorporated on September 1, 2020 ● Engaged in digital asset mining business	100% owned by Bit Digital, Inc.
Bit Digital Canada, Inc. (“BT Canada”)	● A Canadian company ● Incorporated on February 23, 2021 ● Engaged in bitcoin mining business	100% owned by Bit Digital, Inc.
Bit Digital Hong Kong Limited (“BT HK”)	● A Hong Kong company ● Acquired on April 8, 2020 ● Engaged in bitcoin mining related business	100% owned by Bit Digital, Inc.
Bit Digital Strategies Limited (“BT Strategies”)	● A Hong Kong company ● Incorporated on June 1, 2021 ● Engaged in treasury management activities	100% owned by Bit Digital, Inc.
Bit Digital Singapore PTE. LTD. (“BT Singapore”)	● A Singapore company ● Incorporated on July 1, 2021 ● Engaged in treasury management activities	100% owned by Bit Digital, Inc.

Disposition of Golden Bull USA

On June 3, 2019, Golden Bull USA, Inc. was incorporated in the State of New York as a wholly-owned subsidiary of the Company. This entity was formed to develop a car rental business in the United States, which never commenced and was terminated. On March 16, 2022, the Company entered into a Share Purchase Agreement with Star Choice Investments Limited (“Star Choice”), an unrelated Hong Kong entity. Pursuant to the agreement, Star Choice agreed to purchase one hundred (100%) percent of the outstanding shares of Golden Bull USA, Inc. for $10.00 and other good and valuable consideration. The sale was completed on March 16, 2022.

On the same date, the parties completed all of the share transfer registration procedures as required by the laws of New York State and all other closing conditions had been satisfied. As a result, the disposition contemplated by the agreement was completed. Upon completion of the disposition, the Purchaser became the sole shareholder of Golden Bull USA and assumed all assets and obligations of Golden Bull USA. Upon the closing of the transaction, the Company does not bear any contractual commitment or obligation to the business of Golden Bull USA, nor to the purchaser.

Management believes that the disposition of Golden Bull USA does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The disposition is not accounted as discontinued operations in accordance with ASC 205-20 (see Note 14).

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The interim unaudited condensed consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“US GAAP”).

The unaudited condensed consolidated financial information as of September 30, 2022 and for the three and nine months ended September 30, 2022 and 2021 has been prepared without audit, pursuant to the rules and regulations of the SEC and pursuant to Regulation S-X. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with US GAAP, have been omitted pursuant to those rules and regulations. The unaudited interim financial information should be read in conjunction with the audited financial statements and the notes thereto, included in the Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on April 15, 2022.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2021. The results of operations for the three and nine months ended September 30, 2022 and 2021 are not necessarily indicative of the results for the full years.

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 - inputs to the valuation methodology are unobservable.

Fair value of digital assets is based on quoted prices in active markets. The fair value of the Company’s other financial instruments including cash and cash equivalents, restricted cash, deposits, other receivables, accounts payable, due to related parties, accounts payable and other payables, approximate their fair values because of the short-term nature of these assets and liabilities. Warrants were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy (Note 10).

USDC

USD Coin (“USDC”) is accounted for as a financial instrument; USDC which can be redeemed one USDC for one U.S. dollar on demand from the issuer. While not accounted for as cash or cash equivalents, we treat our USDC holdings as a liquidity resource.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Digital assets

Digital assets (including bitcoin and ETH) are included in current assets in the accompanying unaudited condensed consolidated balance sheets. Digital assets purchased are recorded at cost and digital assets awarded to the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy disclosed below.

An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Digital assets held are accounted for as intangible assets with indefinite useful lives and are subject to impairment losses if the fair value of digital assets decreases below the carrying value at any time during the period. The fair value is measured using the quoted price of the digital assets at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Purchases of digital assets by the Company, if any, will be included within investing activities in the accompanying unaudited condensed consolidated statements of cash flows, while digital assets awarded to the Company through its mining activities are included within operating activities on the accompanying unaudited condensed consolidated statements of cash flows. The sales of digital assets are included within investing activities in the accompanying unaudited condensed consolidated statements of cash flows and any realized gains or losses from such sales are included in “realized gain (loss) on exchange of digital assets” in the unaudited condensed consolidated statements of operations and comprehensive (loss) income. The Company accounts for its gains or losses in accordance with the first-in first-out method of accounting.

ASC 820 defines “principal market” as the market with the greatest volume and level of activity for the asset or liability. The determination of the principal market (and, as a result, the market participants in the principal market) is made from the perspective of the reporting entity. The digital assets held by the Company are traded on a number of active markets globally. The Company does not use any exchanges to buy or sell of digital assets. Instead, the Company uses Amber Group’s OTC desk for selling or exchanging bitcoins for U.S. dollars or vice versa. The Company determines CoinMarketCap as its principal market, as it is one of the earliest and the most trusted sources by users, institutions, and media for comparing thousands of crypto assets and selected by the U.S. government.

The Company also use hourly close price from CryptoCompare to recognize revenue from our digital asset mining activities. The Company believes the hourly close price can better reflect revenue recognized from our digital asset mining activities as compared to daily close price from CoinMarketCap.

Deposits for property and equipment

The deposits for property and equipment represented advance payments for miner purchase. The Company initially recognizes deposits for property and equipment when cash is advanced to suppliers of our miners. Subsequently, the Company derecognizes and reclassifies deposits for property and equipment to property and equipment when control over these miners is transferred to and obtained by the Company.

Below is the roll forward of the balance of deposits for property and equipment for the nine months ended September 30, 2022 and 2021, respectively.

	For the Nine Months Ended September 30,
	2022	2021

Opening balance	$43,094,881	$1,324,963
Receipt of miners	(39,000,000)	(1,199,913)
Prepayment of miners	-	7,805,011
Ending balance	$4,094,881	$7,930,061

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”).

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange.

Digital asset mining

The Company has entered into digital asset mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool. The contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed digital assets award the mining pool operator receives, for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of such computing power is the only performance obligation in the Company’s contracts with mining pool operators. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive on a daily basis, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the digital assets award received is determined using the quoted price of the related digital assets at the time of receipt. There is currently no specific definitive guidance under US GAAP or alternative accounting framework for the accounting for digital assets recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations.

Below table presents the Company’s revenues by countries:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2022	2021	2022	2021
United States	$8,618,819	$10,147,319	$23,902,281	$61,864,604
Canada	512,142	246,280	617,427	640,553
Hong Kong	-	2,295	-	20,186,481
	$9,130,961	$10,395,894	$24,519,708	$82,691,638

Below table presents the Company’s revenues by mining pool operators:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2022	2021	2022	2021
Foundry USA Pool	$9,130,961	$10,084,017	$24,519,708	$15,711,411
Huobi Pool	-	311,877	-	57,057,230
Antpool	-	-	-	9,922,997
	$9,130,961	$10,395,894	$24,519,708	$82,691,638

Note: The revenue by mining pool operator is allocation of total revenue based on the number of digital assets mined for the three months and nine months ended on September 30, 2021.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Share-based compensation

Share-based awards granted are measured at fair value on grant date and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the straight-line attribution method, net of estimated forfeitures, over the requisite service period. The fair values of restricted stock units (“RSUs”) and restricted shares are determined with reference to the fair value of the underlying shares and the fair value of share options is generally determined using the Black-Scholes valuation model. The value is recognized as an expense over the respective service period, net of estimated forfeitures. Share-based compensation expense, when recognized, is charged to the consolidated income statements with the corresponding entry to additional paid-in capital, liability or noncontrolling interests.

On each measurement date, the Company reviews internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards granted by the Company, including the fair value of the underlying shares, expected life and expected volatility. The Company recognizes the impact of any revisions to the original forfeiture rate assumptions in the consolidated income statements, with a corresponding adjustment to equity.

In April 2019, the Company adopted ASU 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which expands the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. The amendments specify that ASC 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. Upon the adoption of this guidance, the Company no longer re-measures equity-classified share-based awards granted to consultants or non-employees at each reporting date through the vesting date and the accounting for these share-based awards to consultants or non-employees and employees will be substantially aligned. The adoption of this guidance did not have a material impact on the Company’s financial position, results of operations and cash flows. The unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2022 and 2021 were not retroactively adjusted.

Reclassification

Certain items in the financial statements of comparative period have been reclassified to conform to the financial statements for the current period. The reclassification has no impact on the total assets and total liabilities as of September 30, 2022 or on the statements of operations for the three and nine months ended September 30, 2022.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequences of the change to its consolidated financial statements and assures that there are proper controls in place to ascertain that the Company’s consolidated financial statements properly reflect the change.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. As an emerging growth company, the Company plans to adopt this guidance effective January 1, 2023. The Company is currently evaluating the impact of its pending adoption of ASU 2016-13 on its consolidated financial statements.

In 2020, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, to address the complexity in accounting for certain financial instruments with characteristics of liabilities and equity. Amongst other provisions, the amendments in this ASU significantly change the guidance on the issuer’s accounting for convertible instruments and the guidance on the derivative scope exception for contracts in an entity’s own equity such that fewer conversion features will require separate recognition, and fewer freestanding instruments, like warrants, will require liability treatment. This guidance is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. As an emerging growth company, the Company plans to adopt this guidance effective January 1, 2023. The Company is currently evaluating the impact of its pending adoption of ASU 2020-06 on its consolidated financial statements.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. USDC

	September 30,	December 31,
	2022	2021

USDC	$9,058,567	$15,829,464

The following table presents additional information about USDC for the nine months ended September 30, 2022 and 2021, respectively:

	For the Nine Months Ended September 30,
	2022	2021

Opening balance	$15,829,464	$56,005
Collection of USDC from exchange of cash and other digital assets	1,998,002	2,130,308
Receipt of USDC from private placements	-	1,179,368
Receipt of USDC from sales of property and equipment	712,800	-
Collection of customer deposits and other fees	230,000	-
Sales of USDC in exchange of cash	(5,494,300)	-
Payment of USDC for transportation expenses	(2,366,580)	-
Investment in an investment security	-	(1,000,000)
Payment of USDC for other expenses	(1,850,819)	(933,919)
Purchases of miners	-	(895,893)
Repayment of borrowings from a related party	-	(329,722)
Ending balance	$9,058,567	$206,147

4. DIGITAL ASSETS

Digital asset holdings were comprised of the following:

	September 30, 2022	December 31, 2021

BTC	$17,098,762	$35,025,158
ETH	6,238,668	257,524
Total	$23,337,430	$35,282,682

For the three months ended September 30, 2022, the Company recognized impairment loss of $2,365,132 on digital assets, consisting of $1,173,191 on BTC and $1,191,941 on ETH, respectively. For the three months ended September 30, 2021, the Company did not recognize impairment loss on digital assets.

For the nine months ended September 30, 2022, the Company recognized impairment loss of $26,050,121 on digital assets, consisting of $24,217,974 on BTC and $1,832,147 on ETH, respectively. For the nine months ended September 30, 2021, the Company recognized impairment loss of $9,045,007 on digital assets, consisting of $8,985,662 on BTC and $59,345 on ETH, respectively.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. DIGITAL ASSETS (CONTINUED)

Additional information about digital assets

The following table presents additional information about BTC for the nine months ended September 30, 2022 and 2021, respectively:

	For the Nine Months Ended September 30,
	2022	2021

Opening balance	$35,025,158	$6,237,917
Receipt of BTC from mining services	23,663,413	82,691,638
Sales of BTC in exchange of cash	(13,752,700)	(3,539,450)
Sales of BTC in exchange of ETH	(7,121,384)	-
Payment of BTC for service charges from mining facilities	(1,140,908)	(24,078,955)
Payment of BTC as deposits for miners	-	(13,226,077)
Payment of BTC for other expenses	(98,542)	(505,276)
Exchange of BTC into USDC and USDT	-	(22,181,885)
Collection of bitcoins from a third party	-	97,772
Conversion into WBTC	-	(3,545,308)
Realized gain on exchange of BTC	4,741,699	7,082,587
Impairment of BTC	(24,217,974)	(8,985,662)
Ending balance	$17,098,762	$20,047,301

The following table presents additional information about ETH for the nine months ended September 30, 2022 and 2021, respectively:

	For the Nine Months Ended September 30,
	2022	2021

Opening balance	$257,524	$-
Receipt of ETH from mining services	856,295	-
Other income in the form of ETH	23,835	-
Purchases of ETH	7,121,384	289,663
Payment of ETH for service charges from mining facilities	(244,128)	-
Payment of ETH for other expenses	(3,830)	-
Realized gain on exchange of ETH	59,735	-
Impairment of ETH	(1,832,147)	(59,345)
Ending balance	$6,238,668	$230,318

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5. OTHER CURRENT ASSETS

Other current assets were comprised of the following:

	September 30, 2022	December 31, 2021

Deposits (a)	$400,000	$2,981,684
Prepaid marketing expenses	556,632	-
Prepaid director and officer insurance expenses	365,350	-
Prepaid consulting service expenses	750,000	-
Office rental deposit	41,493	41,793
Others	203,328	27,139
Other current assets	$2,316,803	$3,050,616

(a)	As of September 30, 2022 and December 31, 2021, the balance of deposits represented the deposits made to one and three service providers, respectively, who paid utility charges in mining facilities on behalf of the Company. The deposits are refundable upon expiration of the agreement between the Company and the service provider, which may be due within 12 months from the effective date of the agreement.

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net was comprised of the following:

	September 30, 2022	December 31, 2021

Miners for Bitcoin	$99,601,677	$33,268,859
Miners for ETH	5,821,045	5,829,019
Less: Accumulated depreciation	(24,764,263)	(6,608,720)
Property and equipment, net	$80,658,459	$32,489,158

For the nine months ended September 30, 2022, the Company sold 1,115 miners for bitcoins for a total consideration of $1,816,870. On the dates of the transaction, the total original cost and accumulated depreciation of these miners were $579,655 and $278,382, respectively. The Company recognized a gain of $1,515,597 from the sale of miners which was recorded in the account of “gain from disposal of property and equipment”. As of the date of this report, the Company has collected the cash consideration of $1,056,775, netting off the related miner testing costs, and USDC consideration of 712,800. In addition, the Company wrote off one Innosilicon A10 series ETH miner during the quarter.

For the three months ended September 30, 2022 and 2021, depreciation expenses were $9,312,176 and $3,796,672, respectively. For the nine months ended September 30, 2022 and 2021, depreciation expenses were $18,433,925 and $9,795,703, respectively.

Due to Ethereum blockchain switching from PoW consensus mechanism to PoS on September 15, 2022, all of our ETH miners can no longer be used to mine ETH. The Company has not made a final decision on whether to use its ETH miners to mine ETH Classic and we are still in the process of considering alternative uses of these ETH miners going forward.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7. INVESTMENT SECURITIES

Investment securities were comprised of the following:

	September 30, 2022	December 31, 2021

Investment in Digital Future Alliance Limited (“DFA”) (a)	$333,334	$1,000,000
Investment in Nine Blocks Offshore Feeder Fund (“Nine Blocks”) (b)	2,032,134	-
Total	$2,365,468	$1,000,000

(a)	Investment in DFA

During the nine months ended September 30, 2021, the Company made an investment of $1,000,000, in the form of USDC, in DFA which is a privately held company, over which the Company neither has control nor significant influence through investment in ordinary shares. During the nine months ended September 30, 2022, the Company sold two-thirds (2/3) of the investment for consideration of $1,706,665. The Company recognized a gain of $1,039,999 from the sale of investment security which was recorded in the account of “gain from sale of investment security”. As of the date of this report, the Company has received the full payment.

For the three and nine months ended September 30, 2022 and 2021, the Company did not record upward adjustments or downward adjustments on the investment. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity security. As of September 30, 2022 and December   31, 2021, the Company did not recognize impairment against the investment security.

(b)	Investment in Nine blocks

On August 1, 2022, the Company entered into a subscription agreement with Nine Blocks for investment of $2.0 million. The selection includes a direct investment into the Nine Blocks Master Fund, a digital assets market neutral fund using basis trading, relative value, and special situations strategies.

For the three and nine months ended September 30, 2022 and 2021, the Company record upward adjustments of $32,134 on the investment. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity security. As of September 30, 2022 and December   31, 2021, the Company did not recognize impairment against the investment security.

8. OTHER NON-CURRENT ASSETS

Other noncurrent assets were comprised of the following:

	September 30, 2022	December 31, 2021

Deposits (a)	$9,095,006	$6,714,571
Others	78,005	-
Other non-current assets	$9,173,011	$6,714,571

(a)	As of September 30, 2022 and December 31, 2021, the balance of deposits represented the deposits made to service providers, who paid utility charges in mining facilities on behalf of the Company. The deposits are refundable upon expiration of the agreement between the Company and the service provider, which may be due over 12 months from the effective date of the agreement.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. SHARE-BASED COMPENSATION

Share-based compensation such as RSUs, incentive and non-statutory stock options, restricted shares, share appreciation rights and share payments may be granted to any directors, employees and consultants of the Company or affiliated companies under 2021 Omnibus Equity Incentive Plan (“2021 Plan”) and 2021 Second Omnibus Equity Incentive Plan (“2021 Second Plan”). An aggregate of 2,415,293 RSUs were granted under the 2021 Plan and no ordinary shares remain reserved for issuance under the 2021 Plan. There are 5,000,000 ordinary shares reserved for issuance under the Company’s 2021 Second Plan, under which 35,000 RSUs and 325,000 share options have been granted to employees and a consultant as of September 30, 2022.

Restricted Stock Units (“RSUs”)

As of December 31, 2021, the Company had 178,676 awarded and unvested RSUs. For the three and nine months ended September 30, 2021, the Company granted 24,000 RSUs to one consultant and the RSU grant was subject to six-month vesting schedule.

A summary of the changes in the RSUs relating to ordinary shares granted by the Company during the nine months ended September 30, 2022 is as follows:

	Number of RSUs	Weighted average grant date fair value

Awarded and unvested as of January 1, 2022	178,676	$13.67
Granted	24,000	$3.75
Vested	(157,426)	$11.88
Awarded and unvested as of September 30, 2022	45,250	$15.02
Expected to vest as of September 30, 2022	45,250	$15.02

As of September 30, 2022, there were $462,469 of unrecognized compensation costs related to all outstanding RSUs. These amounts are expected to be recognized over a weighted average period of 0.37 years.

For the three and nine months ended September 30, 2022, the Company recognized share-based compensation expense of $498,459  and $1,446,252  in connection with the above RSU awards.

Share options

On March 16, 2022, the Company granted 225,000 share options to three employees under 2021 Second Plan. All of these share options are subject to a 24-month service vesting schedule, and vest 1/24 for each month at an exercise price of $3.17 which was determined by reference to the closing price on the grant date.

On April 1, 2022, the Company granted 100,000 share options to one consultant under 2021 Second Plan. All of these share options are subject to a 3-year vesting schedule, and vest 1/12 for each quarter at an exercise price of $3.60.

On July 1, 2022, the Company granted 25,000 share options to one employee under 2021 Second Plan. All of these share options are subject to a 2-year service vesting schedule, and vest 1/8 for each quarter at an exercise price of $1.36 which was determined by reference to the closing price on the grant date.

On July 1, 2022, the Company granted 5,000 share options to one employee under 2021 Second Plan. All of these share options are subject to a 24-month service vesting schedule, and vest 1/24 for each month at an exercise price of $1.36 which was determined by reference to the closing price on the grant date.

The Company recognizes compensation expenses related to those option on a straight-line basis over the vesting periods. For the three and nine months ended September 30, 2022, the Company recognized share-based compensation expenses of $118,150 and $223,659, respectively. As of September 30, 2022, there were $723,707 of unrecognized compensation costs related to all outstanding share options.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. SHARE-BASED COMPENSATION (CONTINUED)

The following table summarized the share option activities for the nine months ended September 30, 2022:

	Number of Options	Weighted Average Grant Date Fair value	Weighted Average Remaining Contract Life (in years)

Options outstanding on December 31, 2021	—	—	—
Granted	355,000	$2.67	2.28
Forfeited	—	—	—
Expired	—	—	—
Exercised	—	—	—
Options outstanding on September 30, 2022	325,000	$2.67	1.76
Vested and exercisable on September 30, 2022	76,667	2.71	1.76
Vested and expected to vest on September 30, 2022	355,000	$2.67	1.76

10. SHARE CAPITAL

Ordinary shares

As of December 31, 2021, there were 69,591,389 ordinary shares issued and outstanding.

During the nine months ended September 30, 2022, 113,354 ordinary shares were issued to the Company’s officers, employees and consultants in settlement of an equal number of fully vested restricted stock units awarded to such individuals by the Company pursuant to grants made under the Company’s 2021 Plan.

During the nine months ended September 30, 2022, 24,000 ordinary shares were issued to a consultant in settlement of an equal number of fully vested restricted stock units awarded to such individuals by the Company pursuant to grants made under the Company’s 2021 Second Plan.

In April 2022, the Company issued 245,098 ordinary shares to a market service provider, at fair value of $1.0 million. The marketing service would be provided for a period of 12 months from issuance of shares.

In April 2022, the Company issued 1,487,473 ordinary shares, at fair value of $5.6 million, to purchase certain bitcoin miners.

During April 4 through May 12, 2022, the Company issued an aggregate of 10,990,327 ordinary shares to Ionic Ventures LLC for gross proceeds of $22 million. The Company received net proceeds of $21 million after deducting commissions payable to broker-dealers.

As of September 30, 2022, there were 82,451,641 ordinary shares issued and outstanding.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. SHARE CAPITAL (CONTINUED)

Preferred shares

As of September 30, 2022 and December 31, 2021, there were 1,000,000 preferred shares issued and outstanding.

The preference shares are entitled to the following preference features: 1) an annual dividend of 8% when and if declared by the Board of Directors; 2) a liquidation preference of $10.00 per share; 3) convert on a one for one basis for ordinary shares, subject to a 4.99% conversion limitation; 4) rank senior to ordinary shares in insolvency; and 5) solely for voting purposes vote 50 ordinary shares, for each preference share.

Treasury stock

The Company treats shares withheld for tax purposes on behalf of employees in connection with the vesting of restricted share grants as ordinary share repurchases because they reduce the number of shares that would have been issued upon vesting. For the nine months ended September 30, 2022, the Company withheld 14,472 shares of its ordinary shares that were surrendered to the Company for withholding taxes related to restricted stock vesting valued at $76,820, based on fair value of the withheld shares on the vesting date. As of September 30, 2022 and December 31, 2021, the Company had treasury stock of $1,171,534 and $1,094,859, respectively.

Warrants

As of September 30, 2022 and December 31, 2021, the Company had outstanding 10,118,046 private placement warrants to purchase an aggregate of 10,118,046 ordinary shares at an exercise price of $7.91 per whole share.

In accordance with ASC 815, the Company determined that the warrants meet the conditions necessary to be classified as equity because the consideration is indexed to the Company’s own equity, there are no exercise contingencies based on an observable market not based on its stock or operations, settlement is consistent with a fixed-for-fixed equity instrument, the agreement contains an explicit number of shares and there are no cash payment provisions.

The fair value of the warrants was estimated at $33.3 million using the Black-Scholes model. Inherent in these valuations are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on historical and implied volatilities of selected peer companies as well as its own that match the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates it to remain at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs for the Company’s warrants at their measurement dates:

As of October 4, 2021

Volatility	192.85%
Stock price	7.59
Expected life of the warrants to convert	3.81
Risk free rate	0.97%
Dividend yield	0.0%

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. INCOME TAXES

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

After all bitcoin miners were migrated to North America, BT HK operates under a cost-plus model for its general and administration services provided and is currently reimbursed by Bit Digital USA Inc. starting in fiscal year 2022. The Company is currently engaging a third-party service provider to perform a benchmark study for transfer pricing purposes. Currently the mark-up percentage for the general and administration services provided by BT HK is estimated to be 7% and the Company will update the percentage, if necessary, once the benchmark study is finalized. The Company does not expect any material impact as a result of change on the mark-up.

Our subsidiaries in Hong Kong are taxed at a reduced rate of 8.25% for assessable profits not exceeding 2 million HKD and the remaining assessable profits will be taxed at the standard tax rate of 16.5% under Hong Kong profits tax.

According to ASC Topic 740, Income Taxes, (“ASC 740”), the uncertainty in income taxes shall be recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Based on the Company’s evaluation, the Company believes that its income tax positions are more-likely-than-not to be sustained upon audit.

By virtue of the territorial source system adopted in Hong Kong, BT HK is in the process of applying for the Offshore Non-taxable Claim on its bitcoin mining income earned for the three and nine months ended September 30, 2022 and 2021 under Hong Kong profits tax with the Hong Kong Inland Revenue Department (“HKIRD”) on the ground that the said income is not arising in or derived from Hong Kong. Given the Offshore Non-taxable Claim is still subject to review and agreement by the HKIRD and there are uncertainties surrounding the claim as well as the Company’s stock-based compensation deduction tax position, the Hong Kong subsidiary recorded an unrecognized tax benefit of $69,182 and $207,546, respectively, as long-term income tax expenses for the three and nine months ended September 30, 2022. The Hong Kong subsidiary did not record an unrecognized tax benefit for the three and nine months ended September 30, 2021. The tax expense of $69,182 and $207,546 is recognized for the incremental penalty accrued on the existing unrecognized tax benefits for the three and nine months ended September 30, 2022, respectively.

For the three and nine months ended September 30, 2022, BT HK recorded current income tax expense of $83,911 and $84,775, respectively, for its taxable income.

For the three and nine months ended September 30, 2022, BT Strategies generated a pre-tax loss of $448,619 and $3,739,896, respectively, and did not recognize income tax expenses for the relevant periods.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. INCOME TAXES (CONTINUED)

United States of America

For the US jurisdiction, the Company is subject to federal and state income taxes on its business operations.

The Company also evaluated the impact from the recent tax reforms in the United States, including the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and Inflation Reduction Act. No material impact on the Company is expected based on our analysis. We will continue to monitor the potential impact going forward.

For the three and nine months ended September 30, 2022, the Company is subject to U.S. federal income taxes and withholding taxes, state income taxes and franchise taxes, primarily from Nebraska and Texas. The Company will continue to monitor its exposure to different states and comply with state income taxes filing requirement as the Company continues to expand its business in the United States. The Company has not been under any tax examination in the United States since inception.

For the three and nine months ended September 30, 2022 and 2021, the Company incurred income tax and withholding tax benefits (expenses) as below:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2022	2021	2022	2021

Federal income tax (expenses) benefits	$(41,082)	$(726,332)	$339,121	$(1,019,000)
State income tax benefits (expenses)	(1,354)	(188,383)	(3,598)	(264,237)
Total	$(42,436)	$(914,715)	$335,523	$(1,283,237)

Canada

The Company is subject to both federal and provincial income taxes for its business operation in Canada for the three and nine months ended September 30, 2022.

For three and nine months ended September 30, 2022 and 2021, the Company incurred Canada federal and state income tax expenses as below:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2022	2021	2022	2021

Federal income tax expenses	$-	$15,563	$37,879	$25,689
State income tax expenses	-	8,300	20,203	13,701
Total	$-	$23,863	$58,082	$39,390

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. INCOME TAXES (CONTINUED)

Singapore

The Company is subject to corporate income tax for its business operation in Singapore. The Company generated a pre-tax loss of $67,035 and $73,146 for the three and nine months ended September 30, 2022 and did not recognize tax expense for the relevant periods ended September 30, 2022.

Deferred Tax Assets/Liabilities

The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law. As of September 30, 2022, the Company applies a full valuation allowance on the deferred tax assets of Bit Digital USA, Inc. and Bit Digital Canada, Inc.

Unrecognized Tax Benefits

For unrecognized tax benefits, the Company’s policy is to recognize interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense. For the three and nine months ended September 30, 2022, the Company recorded an unrecognized tax benefit of $69,182 and $207,546, respectively, related to its HK operations and the Company will continue to review its tax positions and provide for unrecognized tax benefits as they arise. For the three and nine months ended September 30, 2021, the Company did not record an unrecognized tax benefit.

12. (LOSS) EARNINGS PER SHARE

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2022	2021	2022	2021

Net (loss) income	$(14,338,108)	$(20,148,834)	$(42,642,629)	$14,298,090

Weighted average number of ordinary share outstanding
Basic and Diluted	83,330,049	54,675,621	77,296,373	50,921,037

(Loss) earnings per share
Basic and Diluted	$(0.17)	$(0.37)	$(0.55)	$0.28

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that then shared in the earnings of the entity.

For the three and nine months ended September 30, 2022 and 2021, the unvested RSUs, warrants, options and convertible preferred shares were excluded from the calculation of diluted earnings per share because they were anti-dilutive.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. RELATED PARTIES

During the Company’s normal business operations in the nine months ended September 30, 2021, the Company fully repaid the borrowings of $329,722 due to Mr. Erke Huang, the Company’s Chief Financial Officer in the form of USDC, and repaid the balance of $7,000 to one shareholder.

On March 21, 2022, the Company and an officer of the Company entered into a Confidential Settlement, General Release and Separation Agreement (the “Agreement”) with a former employee (the “Employee”). The Employee asserted various disputes, which the Company settled for a sum of $500,000. The parties entered into a non-disclosure agreement and agreed to mutual non-disparagement. The Board of Directors of the Company has retained counsel to review the matter. As of the date of this Report, the counsel has completed their review and investigation. The Company is in the process of implementing their recommendations on our policies and procedures.

As of September 30, 2022 and December 31, 2021, the Company had no outstanding balances due from or due to related parties.

14. CONTINGENCIES

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred

On January 20, 2021, a securities class action lawsuit was filed against the Company and its former Chief Executive Officer and Chief Financial Officer titled Anthony Pauwels v. Bit Digital, Inc., Min Hu and Erke Huang (Case No. 1:21-cv-00515) (U.S.D.C. S.D.N.Y.). A second class action lawsuit was filed, substantially identical on January 26, 2021, titled, Yang v. Bit Digital, Inc., Min Hu and Erke Huang (Case No. 1:21-cv- 00721). Several other related cases have since been filed seeking lead plaintiff status. The class action is on behalf of persons that purchased or acquired our ordinary shares between December 21, 2020 and January 8, 2021, a period of volatility in our stock, as well as volatility in the price of bitcoin. We believe the complaints are based solely upon a research article issued on January 11, 2021, which included false claims and to which the Company responded in a press release filed on Form 6-K on January 19, 2021. On April 21, 2021, the Court consolidated several related cases under the caption In re Bit Digital Securities Litigation. Joseph Franklin Monkam Nitcheu was appointed as lead plaintiff. We filed a motion to dismiss the lawsuits and vigorously defended the action. While that motion was pending, the Company agreed with the lead plaintiff selected in the case to settle the class action by paying $2,100,000. The Company chose to do that to eliminate the burden, expense and uncertainties of further litigation. The Company continues to deny the allegations in the Amended Complaint and nothing in the settlement is evidence of any liability on the Company’s behalf.

For the settlement to become enforceable and binding on the class, the federal district court must approve it and certify a class for purposes of enforcing the settlement. Lead plaintiff’s counsel has filed an unopposed motion to have the settlement approved. The date and time of a hearing on that motion has not yet been set.

15. DISPOSITION OF GOLDEN BULL USA

On March 16, 2022, the Company into a share purchase agreement (the “Disposition SPA”) with Star Choice Investments Limited (“Star Choice”), an unrelated Hong Kong entity (the “Purchaser”). Pursuant to the Disposition SPA, the Purchaser purchased Golden Bull USA in exchange for nominal consideration of $10.00 and other good and valuable consideration. Golden Bull USA had been inactive since May 2020. The disposition was closed on the same date.

On the same date, the parties completed all of the share transfer registration procedures as required by the laws of State of New York and all other closing conditions had been satisfied. As a result, the disposition contemplated by the Disposition SPA was completed. Upon completion of the disposition, the Purchaser became the sole shareholder of Golden Bull USA and assumed all assets and obligations of Golden Bull USA. Upon the closing of the transaction, the Company does not bear any contractual commitment or obligation to the business of Golden Bull USA, nor to the Purchaser.

Golden Bull USA has been inactive since May 2020. It did not generate revenues or incur any operating expenses since then. On disposal date, Golden Bull USA had total assets of $72,196 and total liabilities of $124,569, with negative net assets of $52,373, the absolute value accounted for 0.03% of the unaudited consolidated net assets of the Company as of March 31, 2022. The Company recorded a gain of $52,383 from the termination in the account of “other income, net” in the consolidated statements of operations and comprehensive (loss) income.

Management believes that the disposition of Golden Bull USA does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The disposition is not accounted as discontinued operations in accordance with ASC 205-20.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16. SUBSEQUENT EVENTS

On October 4, 2022, the Company received a notice (the “Notice”) from the City of Niagara Falls, New York. The Notice pertained to a Niagara Falls, NY facility that is owned and operated by one of the Company’s hosting partners, Blockfusion USA Inc. (“Blockfusion”). The Notice orders the cease and desist from any cryptocurrency mining or related operations at the facility until such time as Blockfusion complies with Section 1303.2.8 of the City of Niagara Falls Zoning Ordinance (the “Ordinance”), in addition to all other City ordinances and codes. Power had been restored at this facility in September following the previously announced explosion and fire in May 2022.

Blockfusion has advised the Company that the Ordinance came into practical effect on October 1, 2022, following the expiration of a related moratorium on September 30, 2022. Blockfusion has further advised that it is preparing applications for new permits based on the Ordinance’s new standards and that the permits may take several months to process. The Company’s management continues to monitor the situation.

In connection with the transition of the Ethereum network from PoW to PoS, the Company is utilizing a third party provider to deploy ETH to the beacon chain with a view to earning an ETH-denominated return thereon. In addition to traditional Ethereum staking, we participate in liquid staking.

Forward Looking Statements

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this news release. Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements reflecting our current expectations that involve risks and uncertainties (collectively, “forward-looking information”) that is based on expectations, estimates and projections as at the date of this news release. Actual results and the timing of events in this news release includes information about hash rate expansion, diversification of operations, potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results, performance or achievements to differ materially from those discussed in our such forward-looking statements as a result of many factors, including, but not limited to: continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and may prevent the Company from operating its assets; the ability to establish new facilities for bitcoin mining in North America; a decrease in cryptocurrency migrating and then operating its assets; a decrease in cryptocurrency pricing; volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set forth under “Risk Factors” and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2021 and other documents disclosed under the Company’s filings at www.sec.gov. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.